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18006499



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67132 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PG Boole, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**18 North Main Street**
(No. and Street)

| **Sherborn** | **MA** | **01770** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Philip G. Boole** **617-763-3541**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Ohab and Company, P.A.**
(Name - if individual, state last, first, middle name)

| **100 E. Sybelia Ave., Suite 130** | **Maitland** | **FL** | **32751** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **PHILIP BOOLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **P G BOOLE, LLC**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY CHIASSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 11, 2021

Signature

CCO
Title

Public Notary 2/26/18

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of P G Boole, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of P G Boole, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of P G Boole, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of P G Boole, LLC's management. Our responsibility is to express an opinion on P G Boole, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P G Boole, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of P G Boole, LLC's financial statements. The supplemental information is the responsibility of P G Boole, LLC Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as P G Boole, LLC's auditor since 2017.

Maitland, Florida

February 26, 2018

PG BOOLE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

| | |
|---|---|
| Current Assets: | |
| Cash | $ 22,930 |
| Prepaid Expenses | 1,247 |
| Fixed Assets (Net of Accumulated Depreciation $2,539) | 1,606 |
| Total Assets | $ 25,783 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current Liabilities: | |
| Accounts Payable | $ 547 |
| Deferred Income | 5,000 |
| Accrued Expenses | 5,315 |
| Total Current Liabilities | 10,862 |
| Member's Equity: | 14,921 |
| Total Liabilities and Member's Equity | $ 25,783 |

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| Revenues: | | |
| Retainer | $ | 35,000 |
| Client Reimbursement | | 2,549 |
| Interest | | 3 |
| Total Revenues | | 37,552 |
| Operating Expenses: | | |
| Professional fees | | 17,700 |
| General and administrative | | 13,337 |
| Occupancy | | 7,080 |
| Regulatory fees | | 2,175 |
| Total Operating Expenses | | 40,292 |
| Net Income (Loss) | | (2,740) |
| Member Contributions | | 13,645 |
| Member Distributions | | (12,075) |
| Member's Equity, beginning of year | | 16,091 |
| Member's Equity, end of year | $ | 14,921 |

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net Income (Loss) | $ (2,740) |
| Depreciation | 388 |
| Net Changes in Operating Assets and Liabilities: | |
| Decrease in Prepaid Expenses | 465 |
| Decreease in Accounts Payable | (81) |
| Increase in Deferfed Income | 5,000 |
| Increase in Accrued Expenses | 512 |
| Net Cash Provided by Operating Activities | 3,544 |
| Cash Flows From Investing Activity: | |
| Purchase of Fixed Assets | (1,994) |
| Net Cash Used by Investing Activities | (1,994) |
| Cash Flows Provided by Financing Activities: | |
| Member Contributions | 13,645 |
| Member Distributions | (12,075) |
| Net Cash Provided by in Financing Activities | 1,570 |
| Net Increase in Cash | 3,120 |
| Cash, beginning of year | 19,810 |
| Cash, end of year | $ 22,930 |

The accompanying footnotes are an integral part of these financial statements.

**PG BOOLE, LLC**
**Notes to the Financial Statements**
**December 31, 2017**

**Note 1 – Nature of Business:**

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States and Canada. The Company is organized in Massachusetts as a limited liability company (LLC).

**Note 2 - Summary of Significant Accounting Policies:**

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received, and records expenses in the period in which incurred rather than paid.

Equipment:

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the equipment, which is 5 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

## Note 2 - Summary of Significant Accounting Policies: Continued

### Accounts Receivable

Accounts receivable are comprised of receivables for private placements, retainers, and expense reimbursements. The Company evaluates collectability of its accounts receivables and determines if an allowance for uncollectible accounts is necessary based on the historical payment information or known customer financial concerns. At December 31, 2017, the Company did not deem an allowance for uncollectible accounts to be necessary.

### Revenue Recognition

Placement fees are recognized as earned and the income is reasonably determinable. The Company may receive non-refundable retainers recorded upon execution of agreements with managers to provide fund-raising services. These retainers are recorded when earned.

### Cash Equivalents

For the purposes of the Statements of Financial Conditions and the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

### Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and account receivable. The Company maintains cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

## Note 3 – Equipment:

| | |
|---|---|
| Cost | $ 4,145 |
| Accumulated Depreciation | 2,539 |
| Net | $ 1,606 |

**PG BOOLE, LLC**
**Notes to the Financial Statements**
**December 31, 2017**

**Note 4 – Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2017, the Company had net capital pursuant to Rule 15c3-1 of $12,068, which was $7,068 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.90 to 1.

**Note 5 – Income Taxes:**

The Company is a single member limited liability company taxed as an individual, in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has no material uncertain tax provisions to be accounted for in the financial statements.

**Note 6 – Commitment and Contingencies:**

The Company contracted for its accounting and regulatory compliance services. The contract was for a one-year period ending December 31, 2017, and required various monthly and quarterly payments. Related expenses for the year ended December 31, 2017 were $12,150.

**Note 7 – Subsequent Events:**

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through February xx, 2018, the date the financial statements were available to be issued.

**Note 8 – Operating Lease**

The Company rents its office space as a tenant at will.

**PG BOOLE, LLC**
**Notes to the Financial Statements**
**December 31, 2017**

## Note 9 – Concentration of Credit Risk

During the year ended December 31, 2017, one customer accounted for 86% of the Company's retainer revenue.

## Note 10 - Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

## SUPPLEMENTARY REPORT

PG BOOLE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2017

| | | |
|---|---|---|
| Total Member's Equity | $ | 14,921 |
| Less: Nonallowable Assets | | |
| Prepaid Expenses | | (1,247) |
| Fixed Asstes (Net) | | (1,606) |
| Net Capital | $ | 12,068 |
| Computation of Excess Net Capital: | | |
| Net Capital as Calculated Above | $ | 12,068 |
| Net Capital Requirement | | (5,000) |
| Excess Net Capital | $ | 7,068 |
| Computation of Aggregate Indebtedness to Net Capital: | | |
| Aggregate Indebtedness | $ | 10,862 |
| Net Capital as Calculated Above | | 12,068 |
| Ratio of Aggregate Indebtedness to Net Capital | | 0.9 to 1 |

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17A-5
Reconciliaiton of the Net Capital with the Company's computation of the initial Part IIA of Form X-17A-5 as of December 31, 2017

| | Member's Equity | Net Capital |
|---|---|---|
| As reported (unaudited) | $ 19,921 | $ 17,068 |
| Adjustments to initial filing: | | |
| Adjustments to deferred income | (5,000) | (5,000) |
| Total changes from initial filing | (5,000) | (5,000) |
| As restated | $ 14,921 | $ 12,068 |

See accompanying report of independent registered public accounting firm

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of P G Boole, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) P G Boole, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which P G Boole, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) P G Boole, LLC stated that P G Boole, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. P G Boole, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about P G Boole, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 26, 2018

Exemption Attestation

PG Boole, LLC Assertions

We confirm, to the best of our knowledge and belief, that:

(1) The Company claimed an exemption from SEC Rule.15c3-3 under the provisions of in paragraph of (k)(2)(i) throughout the period from January 1, 2017 to December 31, 2017.

(2) The Company met the identified exemption provision in SEC Rule.15c3-3(k)(2)(i) throughout the period from January 1, 2017 to December 31, 2017 without exception.

**By:**______________________

Philip Boole
Principal

**Date** 2/22/18

**February 21, 2018**

# PG BOOLE, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

## AS OF DECEMBER 31, 2017